

Mail Stop 7010

July 8, 2008

Via U.S. Mail

Liang Zhang, Chief Executive Officer
Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, Maryland 20850

>   **Re: Synutra International, Inc.**
>   **Schedule 14C**
>   **Filed June 17, 2008**
>   **File No. 1-33397**

Dear Mr. Zhang:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed April 11, 2008

1.   We note that several changes to your corporate governance documents have been approved. Please ensure that in the next amendment to the Form S-1, file no. 333-150216, you provide discussion describing in necessary detail the changes. Also file as exhibits the amended governance documents.

Schedule 14C filed June 17, 2008

Action One – Charter Amendments, page 3

Staggered Board, page 4

2.   Please disclose whether, once the staggered board provision becomes effective, director vacancies that occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be filled for the remaining of the term.

Common Stock and Preferred Stock, page 5

Preferred Stock, page 5

3.   We note that the amendment to the Certificate of Incorporation will permit the board to make determinations regarding the "number of shares initially constituting such series" and "the increase and the decrease to a number not less than the number of the then outstanding shares of such series." Please discuss the general effect of these changes to the Certificate of Incorporation on the rights of the existing shareholders and their anti-takeover effect. Also, please discuss whether you have any plans, proposals or arrangements to issue shares of preferred stock in connection with an acquisition or financing transaction, and discuss the material terms of such plans. If you do not have such plans, please provide disclosure to that effect.

Action Three – Bylaw Amendments, page 11

Plurality Voting, page 12

4.   Please discuss all the material adverse effects resulting from the implementation of plurality voting in the election of directors. Explain how plurality voting will "reinforce the classified board provision" and will make the board "less accountable to stockholders."

Rights Plan, page 13

5.   Please discuss all the material adverse effects resulting from the possible adoption of a rights plan, such as preventing stockholders from realizing higher stock prices by deterring unsolicited merger offers.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Ann Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry